UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended:          September 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Broadcom Corporation

Full Name of Registrant

Former Name if Applicable
16215 Alton Parkway

Address of Principal Executive Office (Street and Number)
Irvine, CA 92618

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously announced, on May 18, 2006 Broadcom Corporation (the “company”) commenced a voluntary review of its equity award practices. The review, which covers option grants and other equity awards made since the company’s initial public offering in 1998, is being directed by the Audit Committee of the Board of Directors (the “Audit Committee”) with the assistance of outside counsel. At this time, the review has not been completed and is ongoing, and the Audit Committee has not reached any final conclusions.
Although the review is ongoing, the Audit Committee has preliminarily concluded that, pursuant to the requirements of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), the accounting measurement dates for certain stock option grants awarded during the years 1998-2003 differ from the measurement dates previously used for such awards.
Consequently, the company expects to record additional non-cash stock-based compensation expense, to restate its financial statements for each of the years ended December 31, 1998 through December 31, 2005 as well as for the first quarter of 2006, and to file an amended Annual Report on Form 10-K for the year ended December 31, 2005 and an amended Quarterly Report on Form 10-Q for the quarter ended March 31, 2006. Because the company’s equity award review and the audit or review of the results thereof by its independent registered public accounting firm have not been completed, additional issues may be identified and additional adjustments may be required for one or more of the periods under review (1998 to present).
Because the company’s equity award review and the audit or review of the results thereof by its independent registered public accounting firm have not been completed, it is not possible for the Company to file the Quarterly Report on Form 10-Q for its third quarter ended September 30, 2006 by the due date of November 9, 2006 without unreasonable effort or expense. The company plans to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 as soon as practicable, but does not expect such filing to occur on or before the fifth calendar day following its original due date.
The company is not yet able to estimate when it will be able to file its amended reports on Forms 10-K and 10-Q or its reports on Form 10-Q for the quarters ended June 30, 2006 and September 30, 2006.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Bruce E. Kiddoo	949	926-5000

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☒
The registrant has not yet filed its quarterly report on Form 10-Q for the quarter ended June 30, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the pending restatement of the company’s financial statements described in Part III above, the company cannot provide a reasonable estimate and comparison of the results of its operations at this time, other than a comparison of net revenue. On October 19, 2006 the company reported net revenue for the third quarter of 2006 of $902.6 million, an increase of 29.9% from the $695.0 million reported for the third quarter of 2005. Reported net revenue for the nine months ended September 30, 2006 was $2.744 billion, an increase of 48.3% from the $1.850 billion reported for the nine months ended September 30, 2005. The company is not in a position to provide any additional information regarding the results of operations for the third quarter of 2006 pending the completion of its ongoing equity award review and restatements.

Although the company cannot yet estimate the extent and timing of the various adjustments to its prior financial statements that will be required as result of the review and audit referenced in Part III of this Form 12b-25, the aggregate non-cash adjustments under APB 25 for many of the reporting periods will be substantial. On September 8, 2006, the company announced that the aggregate additional non-cash equity-based compensation expense to be recorded pursuant to APB 25 for the periods at issue when the restatements are completed will exceed $1.5 billion and could be substantially more depending upon the resolution of certain accounting issues. Under APB 25, the company will record as deferred compensation the intrinsic value of each affected stock option grant valued as of the revised accounting measurement date and amortize that value as non-cash stock-based compensation expense over each affected employee’s respective service period. An offsetting credit will be recorded to additional paid-in capital. Any additional non-cash stock-based compensation expense recorded for the periods in question would have the effect of decreasing income from operations, net income, and net income per share (basic and diluted) in periods in which the company reported a profit, and increasing loss from operations, net loss, and net loss per share in periods in which the company reported a loss. In addition, the company’s accumulated deficit will increase in each restated period by the cumulative amount of additional non-cash stock-based compensation expense incurred prior to that period-end, which will be offset by a corresponding decrease in deferred compensation, leaving total shareholders’ equity unaffected. For periods prior to 2006, adjustments will also be required to the company’s calculations of pro forma net income (loss) and net income (loss) per share information contained in the footnotes to its financial statements pursuant to the disclosure-only alternative method of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation. For the first quarter of 2006, adjustments will also be required under SFAS No. 123 (revised 2004), Share-Based Payment, to the company’s calculations of the fair value of share-based payment awards using the revised accounting measurement dates, which will then be expensed as non-cash stock-based compensation expense over each affected employee’s respective service period. The preliminary expense amount shown above has been estimated and does not reflect any additional accounting adjustments that may be recorded in the first quarter of 2006 or prior periods resulting from other accounting standards or rules that may impact the periods under review. The company has not yet completed its assessment of the amount or timing of such additional adjustments or of the tax implications of any adjustments, which could be significant.
     All statements included in this Form 12b-25, Notification of Late Filing, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on the company’s current expectations, estimates and projections about the company’s industry and business, management’s beliefs, and certain assumptions made by the company, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,”

“believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, the company’s actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include, but are not limited to, those resulting from the company’s ongoing voluntary review of its equity award practices as described in the SEC Forms 8-K filed July 14, 2006 and September 12, 2006, including, among other things, the scope of the equity awards for which accounting measurement dates will change; the amount and timing of stock-based compensation and other additional expenses to be recorded, and the corresponding restatement of our financial statements; other accounting adjustments that may result from review of our financial statements for the periods in question; the ramifications of our inability to file required reports, including our Quarterly Report on Form 10-Q for the three months ended September 30, 2006, with the SEC on a timely basis; our ability to meet the conditions specified by the Nasdaq Listing Qualifications Panel for continued listing of our Class A common stock on The Nasdaq Stock Market; potential claims and proceedings relating to such matters, including shareholder litigation and action by the SEC, U.S. Attorney’s Office or other governmental agencies which could result in civil or criminal sanctions against the company and/or certain of our officers, directors and/or employees; other actions taken or required as a result of the review, including without limitation the possible termination of employment or changes in responsibilities of company officers and/or employees; and negative tax or other implications for the company resulting from the accounting adjustments and other factors. Our Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings discuss the foregoing risks as well as other important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition. We undertake no obligation to revise or update publicly any forward-looking statement for any reason, except as otherwise required by law.

Broadcom Corporation

(Name of Registrant as Specified in Charter)
     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 8, 2006	By	/s/ Bruce E. Kiddoo

Bruce E. Kiddoo Vice President & Acting Chief Financial Officer

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